UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011

OR

☐	TRANSITIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission file number: 0-024399

A.	Full title of the plan and the address of the plan, if different from that of the issuer below:

THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Community Financial Corp.

275 West Federal Street

Youngstown, Ohio 44503

REQUIRED INFORMATION

The following financial statements and supplemental schedule for The Home Savings and Loan Company 401(k) Savings Plan are being filed herewith:

Description:

Contents of Financial Statements

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:

Statement of Net Assets Available for Benefits at December 31, 2011 and December 31, 2010.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011.

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP Independent Auditors

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2011 and 2010

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

Youngstown, Ohio

FINANCIAL STATEMENTS

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Home Savings & Loan Company

401(k) Savings Plan

Youngstown, Ohio

We have audited the accompanying statements of net assets available for benefits of the Home Savings & Loan Company 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

Crowe Horwath LLP

Columbus, Ohio

June 27, 2012

1.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS
Investments, at fair value (Note 4)
Registered investment companies	$14,409,959	$16,011,609
Stable value fund	1,312,501	820,218
United Community Financial Corp. common stock	723,292	910,890

	16,445,752	17,742,717
Cash	27,502	2,576
Receivables
Notes receivable from participants	452,541	561,096

Total assets	16,925,795	18,306,389
Net assets reflecting all investments at fair value	16,925,795	18,306,389
Adjustments from fair value to contract value for fully benefit responsive investment contracts	(66,128)	(48,813)

NET ASSETS AVAILABLE FOR BENEFITS	$16,859,667	$18,257,576

See accompanying notes to financial statements.

2.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

Additions to net assets attributed to:
Dividends and interest	$263,365
Interest income on notes receivables from participants	23,173
Contributions
Participant	1,236,579
Rollovers	24,989

1,261,568

Total additions	1,548,106
Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 4)	707,072
Benefits paid to participants	2,164,293
Administrative expenses	74,650

Total deductions	2,946,015

Net decrease	(1,397,909)
Net assets available for benefits:
Beginning of year	18,257,576

End of year	$16,859,667

See accompanying notes to financial statements.

3.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 – DESCRIPTION OF PLAN

The following description of The Home Savings & Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan was established by The Home Savings & Loan Company (the Company) effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan on their date of hire if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee, or a seasonal employee.

Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2011, the Company did not match any of the participant compensation deferred. The Company resumed matching contributions in 2012, and will match 25% up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations.

Participant Accounts: Each participant account is credited with the participant’s contribution, and an allocation of (a) the Company’s contributions, (b) net investment earnings, and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of United Community Financial Corp., the Company’s parent.

(Continued)

4.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

Years of Service	Vest%
Less than 1	0%
1	0%
2	0%
3	100%

Forfeited Accounts: These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are reallocated to the remaining Plan participants. During 2011, no forfeitures were used to reduce employer contributions. During 2011, forfeitures aggregating $8,563 were used to pay plan expenses. The remaining balances of forfeitures available as of December 31, 2011 and 2010, were $0 and $3,674, respectfully.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of the value of the participant’s vested account balance. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants may receive their distribution in either a lump sum payment or in installment payments.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear a fixed interest at the prime rate plus 1% as of the beginning of the quarter. The beginning interest rate is not reset. Principal and interest are paid through payroll deductions.

(Continued)

5.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see Note 5). Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in a fully benefit-responsive investment contract through its investment in a stable value fund.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates. Estimates of investment valuation are particularly subject to change in the near term.

Payment of Benefits: Benefits are recorded when paid.

(Continued)

6.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, a stable value fund, and common stock of the parent of the Company (United Community Financial Corp.). The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentration of Credit Risk: At December 31, 2011 and 2010, approximately 4% and 5%, respectively, of the Plan’s assets were invested in United Community Financial Corp. common stock.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(Continued)

7.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31, 2011
	Units or Shares	Fair Value
Registered Investment Companies
American Funds Fundamental Investors Fund	36,051	$1,275,851
American Funds Investment Company of America Fund	41,718	1,130,134
Victory Diversified Stock Fund	73,910	1,068,733
American Funds Growth Fund of America	33,446	960,918
Davis New York Venture Fund	27,437	891,706
American Funds AMCAP Fund	54,785	1,031,604
Stable Value Fund
Wilmington Trust Retirement and Institutional Services Company Collective Trust (Contract value: 2011 - $1,246,373)	77,600	1,312,501

(Continued)

8.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4 – INVESTMENTS (Continued)

	December 31, 2010
	Units or Shares	Fair Value
Registered Investment Companies
American Funds Fundamental Investors Fund	35,401	$1,299,215
American Funds Investment Company of America Fund	43,941	1,237,377
Victory Diversified Stock Fund	77,474	1,209,368
American Funds Growth Fund of America	34,970	1,064,492
Davis New York Venture Fund	30,063	1,032,368
American Funds AMCAP Fund	53,879	1,013,976

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

Registered investment companies	$(687,388)

Stable value fund	36,473
United Community Financial Corp. common stock	(56,157)

$(707,072)

NOTE 5 – FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.

(Continued)

9.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5 – FAIR VALUE MEASUREMENT (Continued)

Accounting guidance establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The descriptions of the valuation methods and assumptions used by the Plan to estimate the fair value of investments are as follows:

Common stock: The fair values of United Community Financial Corp. (UCFC) common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Registered investment companies: The fair values of registered investment companies are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

(Continued)

10.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5 – FAIR VALUE MEASUREMENT (Continued)

Stable value fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Registered investment companies
Balanced funds	$2,196,858	$—	$—
Domestic equity large cap funds	6,814,465	—	—
Domestic equity mid cap funds	918,816	—	—
Fixed income funds	1,465,722	—	—
Foreign equity funds	2,435,312	—	—
Money market funds	578,786	—	—
UCFC common stock	723,292	—	—
Stable value fund	—	1,312,501	—

(Continued)

11.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5 – FAIR VALUE MEASUREMENT (Continued)

	Fair Value Measurements at December 31, 2010 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies
Balanced funds	$2,156,787	$—	$—
Domestic equity large cap funds	7,380,622	—	—
Domestic equity mid cap funds	1,110,823	—	—
Fixed income funds	1,597,342	—	—
Foreign equity funds	3,192,155	—	—
Money market funds	573,880	—	—
UCFC common stock	910,890	—	—
Stable value fund	—	820,218	—

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. The Plan holds units of a stable value fund managed by Wilmington Trust Company (“Wilmington”). Wilmington is the Plan trustee and therefore, these transactions qualify as party-in-interest transactions. The Plan also holds shares of United Community Financial Corp. Stock of which there were no cash dividends paid during 2011. These holdings are considered a related party investment. Notes receivable from participants also reflect party-in-interest transactions. Most administrative expenses of the Plan are paid for by the Company. During 2011, the Plan paid fees of $74,650 to its third party administrators.

12.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 7 – TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

13.

SUPPLEMENTAL SCHEDULE

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common stock
*	United Community Financial Corp.	Common stock, 569,521 shares	**	$723,292

				723,292

	Registered investment companies
	Pioneer Investments	Pioneer Mid-cap Value Fund,
		22,985 shares	**	451,879

	Victory Funds	Victory Diversified Stock Fund,
		73,910 shares	**	1,068,733

	Investco Investments	Investco International Growth Fund,
		22,847 shares	**	578,030

	Alliance Capital Management	Alliance Bernstein Balanced Fund,
		42,573 shares	**	657,754

	Alliance Capital Management	Alliance Bernstein Global Thematic Growth Fund,
		5,249 shares	**	306,918

	American Funds	American Balanced Fund,
		43,935 shares	**	800,063

	American Funds	The Bond Fund of America,
		39,315 shares	**	493,401

	Davis Funds	Davis New York Venture Fund,
		27,437 shares	**	891,706

	American Funds	EuroPacific Growth Fund,
		16,107 shares	**	566,332

	American Funds	Fundamental Investors Fund,
		36,051 shares	**	1,275,851

*	- Denotes party-in-interest
**	- All investments are participant directed, therefore, historical cost information is not required.

14.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Funds	The Growth Fund of America,
		33,446 shares	**	960,918

	American Funds	The Investment Company of America Fund
		41,718 shares	**	1,130,134

	American Funds	Small World Class A
		13,464 shares	**	446,731

	MFS Investment Management	MFS Total Return Fund,
		52,713 shares	**	739,041

	Franklin Templeton Investments	Franklin Small Mid Cap Growth Fund
		13,815 shares	**	466,937

	Franklin Templeton Investments	Franklin U.S. Government Securities Fund
		71,981 shares	**	499,548

	American Funds	AMCAP Fund
		54,785 shares	**	1,031,604

	Seligman	Seligman Communication & Information Fund
		11,165 shares	**	455,519

	Thornburg	Thornburg International Value Fund,
		22,313 shares	**	537,301

	Pimco Advisors	Pimco Low Duration Fund,
		45,945 shares	**	472,773

	Federated Funds	Federated Government Obligations Fund
		578,786 shares	**	578,786

				14,409,959

*	- Denotes party-in-interest
**	- All investments are participant directed, therefore, historical cost information is not required.

15.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Stable Value Fund
*	Wilmington Trust Company	Stable Value Fund
		77,600 shares	**	1,246,373

				1,246,373

*	Participant loans	Participant loans with interest rates ranging from 5% - 8%		452,541

				452,541

				$16,832,165

*	- Denotes party-in-interest
**	- All investments are participant directed, therefore, historical cost information is not required.

16.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN

By: The Home Savings and Loan Company of Youngstown, Ohio

Its: Administrator

Date: June 27, 2012	/s/ Cynthia M. Cerimele
Cynthia M. Cerimele
Vice President, Human Resources

17.

THE HOME SAVINGS AND LOAN COMPANY

401(k) SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP

Independent Auditors

18.